Filed pursuant to Rule 433

August 22, 2011

Relating to

Preliminary Prospectus Supplement dated August 22, 2011 to

Prospectus dated September 29, 2010

Registration Statement No. 333-169633

Duke Energy Corporation
$500,000,000 3.55% Senior Notes due 2021

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Ratings (Moody’s/ S&P):	Baa2/BBB+ A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Settlement:	August 25, 2011 (T+3)

Trade Date:	August 22, 2011

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing March 15, 2012

Security Description:	3.55% Senior Notes due 2021

Principal Amount:	$500,000,000

Maturity:	September 15, 2021

Coupon:	3.55%

Benchmark Treasury:	2.125% due August 15, 2021

Benchmark Treasury Yield:	2.102%

Spread to Benchmark Treasury:	+145 bps

Yield to Maturity:	3.552%

Initial Price to Public:	99.981% per Note

Optional Redemption:	At any time before three months prior to maturity, redeemable at the Treasury Rate + 25 bps. At any time on or after three months prior to maturity, redeemable at par.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP / ISIN:	26441C AF2 / US26441CAF23

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. UBS Securities LLC

Co-Manager:	BNP Paribas Securities Corp.

Junior Co-Manager:	CastleOak Securities, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC at (800) 269-6864, Citigroup Global Markets Inc. at (877) 858-5407, Goldman, Sachs & Co. at (866) 471-2526 or UBS Securities LLC at (877) 827-6444, ext. 561 3884.